Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
THE BYLAWS
OF
PMGC HOLDINGS INC.

I, Graydon Bensler, in my capacity as acting Secretary of PMGC Holdings Inc., a Nevada corporation (the “Company”), certify that (i) on May 4, 2026, the Board of Directors of the Company (the “Board”) adopted that certain Unanimous Written Consent of the Board, which, among other things, authorized and approved an amendment to the bylaws of the Company (the “Bylaws,” and such amendment, the “Amended Bylaws”) as provided below, pursuant to Article XI of the Bylaws and (ii) on June 5, 2026, the shareholders of the Company approved of the Amended Bylaws.

NOW, THEREFORE, the Bylaws are hereby amended as follows:

1. Article IV, Section 3 of the Bylaws shall be amended and restated in its entirety as follows:

“Section 3. Term of Directors

(a) The Board of Directors of the corporation shall be classified into two classes, each with staggered terms, with the number of directors in Class I to be determined by the Board of Directors in its sole discretion, and the number of directors in Class II comprised of the remaining number of directors from such number initially fixed by the Board of Directors. Directors in each class shall be elected at the annual meeting of stockholders of the corporation for which each director’s term is expiring. Such staggered terms will begin following the election of directors at the 2027 annual meeting of stockholders. The directors initially elected in Class I will serve until the 2030 annual meeting of stockholders and the election and qualification of their successors. The directors initially elected in Class II will serve until the 2028 annual meeting of stockholders and the election and qualification of their successors. At each successive annual meeting of stockholders, Class II directors will be up for election for a one-year term, and at each third annual meeting of stockholders following the 2027 annual meeting of stockholders, Class I directors will be up for election for three-year terms.

Any director appointed by the Board of Directors of the corporation to fill a vacancy of a director that resigns, retires, is removed, or otherwise ceases to serve prior to the end of such director’s term in office, shall hold office until the next election of the class for which such director has been chosen, and until that director’s successor has been elected and qualified or until his or her earlier resignation, removal or death.

No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(b) No person entitled to vote at an election for directors may cumulate votes to which such person is entitled.”

2. Except as hereinabove mentioned and modified, the Bylaws shall remain in full force and effect.

Dated: June 5, 2026

By:	/s/ Graydon Bensler
Graydon Bensler
Acting Secretary